FORM 5
                     UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                                  Washington, D.C. 20549

                   ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

| |     Check this box if no longer subject
        to Section 16.  Form 4 or Form 5
        obligations may continue.  See
        Instruction 1(b).

| |     Form 3 Holdings Reported

| |     Form 4 Transactions Reported


Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940


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
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1. Name and Address of Reporting Person*/ 2. Issuer Name and Ticker or Trading   / 6. Relationship of Reporting Person(s) to Issuer
                                        /    Symbol                              /    (Check all applicable)
                                        /                                        /
                                        /                                        /     X   Director            ___  10% Owner
                                        /    ITEX Corporation ("ITEX")           /     X   Officer             ___  Other
                                        /                                        /         (give title below)       (specify below)
                                        /                                        /
Humer,        Lewis, Jr.                /                                        /     President and Chief Executive Officer
----------------------------------------/----------------------------------------/--------------------------------------------------
(Last)        (First)       (Middle)    / 3. I.R.S.           / 4. Statement for / 7. Individual or Joint/Group Filing
                                        /    Identification   /    (Month/Year)  /    (check applicable line)
c/o ITEX Corporation                    /    Number of        /                  /
3400 Cottage Way                        /    Reporting Person,/     08/2002      /     X  Form Filed by One Reporting Person
----------------------------------------/    if an entity     /------------------/
(Street)                                /    (Voluntary)      / 5. If Amendment, /    ___ Form Filed by More than One
                                        /                     /    Date of       /        Reporting Person
                                        /                     /    Original      /
Sacramento,             CA     95825    /                     /    (Month/Year)  /
--------------------------------------- /                     /                  /
(City)                (State)  (Zip)    /                     /       --         /
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
                          TABLE I - NONDERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR  BENEFICIALLY OWNED




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1. Title     /2.Trans-    /3.Transaction /  4. Securities Acquired (A) / 5. Amount of        /6. Ownership   / 7. Nature of
   of        /  action    /     Code     /     or Disposed of (D)      /   Securities Bene-  /   Form:       /    Indirect
  Security   /  Date      /  (Instr. 8)  /     (Instr. 3, 4 and 5)     /   ficially Owned at /   Direct (D)  /    Beneficial
  (Inst.3)   /(Mo/Day/Yr) /              /-----------------------------/   the end of        /   or          /    Ownership
             /            /              /               /(A) /        /   Issuer's Fiscal   /   Indirect(I) /    (Instr.4)
             /            /              /               / or /        /   Year              /   (Instr.4)   /
             /            /              /  Amount       /(D) /  Price /   (Inst. 3 and 4)   /               /
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*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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

FORM 5 (continued)

                              TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                      (e.g., puts, calls, warrants, options, convertible securities)

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1.          / 2.      /3.       /4.      /5.          /6.               /7.             /8.      /9.      /10.     / 11.
Title of    / Conver- /  Trans- / Trans- / Number of  /      Date       /   Title and   / Price  / Number / Owner- /  Nature of
Derivative  / sion or /  action / action / Derivative /   Exercisable   /   Amount of   /   of   /   of   /  ship  /  Indirect
Security    / Exercise/  Date   / Code   / Securities /       and       /   Underlying  / Deriv- / Deriv- / of     /  Beneficial
(Instr. 3)  / Price of/  (Month//(Inst.8)/ Acquired   /   Expiration    /   Securities  / ative  / ative  / Deriv- /  Ownership
            / Deriva- /  Day/   /        / (A) or     /      Date       / (Instr. 3 & 4)/ Secu-  / Secu-  / ative  /  (Instr. 4)
            / tive    /  Year)  /        / Disposed   /(Month/Day/Year) /               / rity   / rities / Secu-  /
            / Secur-  /         /        / of (D)     /                 /               /(Inst.5)/ Benefi-/ rity:  /
            / ity     /         /        /(Inst.3,4&5)/                 /               /        / cially / Direct /
            /         /         /        /------------/-----------------/---------------/        / Owned  / (D) or /
            /         /         /        / (A)  / (D) / Date   /  Expir-/ Title /Amount /        / at End /Indirect/
            /         /         /        /      /     / Exer-  /  ation /       /or No. /        / of Year/ (I)    /
            /         /         /        /      /     / cisable/  Date  /       /of     /        /(Inst.4)/(Inst.4)/
            /         /         /        /      /     /        /        /       /Shares /        /        /        /
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Options to    $0.21      6/4/02     A     50,000        (1)     6/4/07   Common  50,000     -     730,000     D          N/A
Purchase                                                                 Stock
Common
Stock
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Explanation of Responses:

(1)  12,500 vested on 6/4/02
(2)  12,500 vest on 6/4/03
(3)  12,500 vest on 6/4/04
(4)  12,500 vest on 6/4/05

                                                                                   /S/ LEWIS HUMER, JR.                 9/4/02
                                                                                   --------------------------------     ----------
                                                                                   Lewis Humer, Jr.                     Date


**Intentional  misstatements or omissions of facts  constitute  Federal Criminal Violations.

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.


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